UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2026

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Change in Representative Director

The representative director of SK Telecom Co., Ltd. (the “Company”) will change as follows:

1. Change in Representative Director	From	Young Sang Ryu
	To	Jaihun Jung
2. Reason for Change		Appointment of Jaihun Jung as new Representative Director
3. Date of Change		March 26, 2026
4. Miscellaneous		Item 3 above refers to the date of the resolution by the Company’s Board of Directors.

[Profile of the New Representative Director]

Name	Relationship with Largest Shareholder	Business Experience
		Period	Contents
Jaihun Jung	Affiliate of largest shareholder	2025 - Present	Chief Executive Officer, SK Telecom
		2024 - 2025	Chief Governance Officer, SK Telecom
		2024	Head of External Affairs, SK Telecom
		2022 - 2023	Director of Investment Support Center, SK Square; Head of Transformation Initiative, SK Telecom
		2021 - 2022	Head of Legal Affairs and Director of Investment Support Center, SK Square
		2020 - 2021	Head of Legal Group 2, SK Telecom
		2019	Presiding Judge, Seoul Central District Court
		2017 - 2018	Director General of the Information Technology Bureau, National Court Administration of the Supreme Court of Korea

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Taehee Kim
(Signature)
Name: Taehee Kim
Title: Vice President

Date: March 26, 2026